Mission New Energy Limited

Financial Report for the Year Ended

30 June 2019

DIRECTORS REPORT	3
1	Directors Details	5
2	Meetings of Directors	5
3	Insurance Premium Paid for Directors and Officers	5
4	Unissued Shares Under Option	5
5	Remuneration Report (Audited)	5
6	Principal Activities
7	Operating and Financial Review	9
8	Review of Operations	9
9	Financial Position	9
10	Dividends Paid or Recommended	9
11	Events Subsequent to Reporting Date	9
12	Significant Changes in State of Affairs	9
13	Likely Developments and expected results of operations	9
14	Proceedings on Behalf of the Company	9
15	Non Audit Services	9
16	Environmental Regulations	9
17	The Lead Auditor’s Independence Declaration	9
AUDITORS INDEPENDENCE DECLARATION	10
FINANCIAL STATEMENTS TABLE OF CONTENTS	11

DIRECTORS’ REPORT

Your Directors present their report on the Company and its controlled entities for the year ended 30 June 2019.

1.
Directors Details

The name of Directors’ in office at any time during or since the end of the year are:

Dato’ Nathan Mahalingam	Executive Chairman (w.e.f. 14 June 2017) and Group Chief Executive Officer (Executive)
Qualifications	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience
Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.
Board member since incorporation of the Company (17 November 2005).

Interests in shares and options	5,612,956 ordinary shares1
Special Responsibilities	Executive Chairman, Managing Director/Group Chief Executive Officer of the company.
Former Directorships in listed entities over the last 3 years	Nil

1 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.

Mr Guy Burnett	Chief Financial Officer (Executive) and Company Secretary.
Qualifications	Member of the Institute of Chartered Accountants Australia
Experience
Mr Burnett, a Chartered Accountant, has been a Finance Professional in several large corporations. After finishing as a CA trainee and Audit manager, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.
Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.
Board member since 6 April 2009.

Interests in shares and options	5,112,001 ordinary shares2
Former Directorships in listed entities over the last 3 years	Nil
Mr James Garton	Executive Director – Corporate Finance
Qualifications	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance
Experience
Mr. Garton has over 20 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets in Australian.
Board member since 1 July 2014.

Interests in shares and options	5,112,051 ordinary shares3
Special Responsibilities	Nil
Former Directorships in listed entities over the last 3 years	Nil

2 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.
3 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.

2.
Meetings of Directors

During the financial year, 5 meetings of Directors were held.

Attendance by each Director during the year were as follows:

			Committee Meetings
	Directors’ Meetings		Audit & Risk Management		Nomination & Remuneration Committee
	Directors’ Meetings		Committee
	A	B	A	B	A	B
Dato’ Nathan Mahalingam	5	5	2	2	-	-
Mr Guy Burnett	5	5	2	2	-	-
Mr James Garton	5	5	2	2	-	-

A - Number eligible to attend	B - Number attended

3.
Insurance Premium Paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

4.
Unissued Shares Under Option

There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

5.
Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel. As discussed below in this Directors report, the Group is desirous to undertake a reverse takeover of another operating business. Hence, in order to preserve funds, the Directors agreed to take no fees or salary with effect 30 November 2016, therefore the remuneration policy below is largely relevant under normal operating conditions.

The remuneration policy of Mission NewEnergy Limited is twofold:

●
To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
●
To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

●
To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,
●
To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
●
To further drive longer-term organisational performance through an equity-based reward structure,
●
To make sure that there is transparency and fairness in executive remuneration policy and practices,
●
To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
●
To make sure appropriate superannuation arrangements are in place for executives, and
●
To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

●
To attract and retain appropriately qualified and experienced Directors,
●
To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
●
To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
●
The Non-Executive Directors do not receive performance based pay, and
●
The maximum annual aggregate Director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.
Base fees (excluding superannuation)	1 July 2018 to 30 June 2019	1 July 2017 to 30 June 2018
Chairman	NIL	NIL
Deputy chairman	NIL	NIL
Non-executive Board member	NIL	NIL
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes that the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

During the current financial year no salaries or Directors fees were taken and hence there was no annual review of executive or Director packages.

Historically, the Directors and executives received a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid historically to Directors and executives was valued at the cost to the Company and expensed. Shares given to Directors and executives were valued as the difference between the market price of those shares and the amount paid by the Director or executive.

In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2019	2018	2017	2016	2015
Revenue and other income ($000)	165	2	8	42	7,271
PBIT before discontinued operations ($000)	12	(202)	(4,551)	(2,218)	4,187
Profit/(loss) after income tax - owners ($000)	12	(202)	(4,551)	(2,328)	28,357
Basic earnings/(loss) per share – owners ($)	0.0003	(0.005)	(0.11)	(0.06)	0.91
Dividends	-	-	-	-	-
Share price ($)	0.0364	0.036	0.036	0.034	0.04

Current executive remuneration does not have a performance element included.

The Board policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at an Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

4 Mission NewEnergy Ltd’s shares traded on the Australian Securities Exchange were placed into voluntary suspension on 25 November 2016 upon announcement of a prospective Reverse Take-Over. The shares are still in suspension at the date of this report.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

●
Executive Directors

Details of remuneration for the year ended June 2019

The remuneration for the key management personnel of the group during the year was as follows:

2019	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL5 6	-	-	-	-	-	-

2018	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL	-	-	-	-	-	-

5 In order to preserve funds, the Directors have agreed to take no fees or salary with effect 30 November 2016.
6 Each Director received $10,000 during the year as part payment of outstanding leave liability.

Employment contracts of Directors and senior executives

The Directors and senior executives do not have current employment agreements. With effect 30 November 2016, the Directors agreed to not draw fees or accrue a salary until the financial position of the Group supports such fees or salary. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of termination and the Directors and senior executives have agreed they will not call on their annual leave entitlements until the group has a clear ability to pay.

Other transactions with Key Management personnel

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.

Ordinary shares held by key management personnel

	Balance 01/07/2018	Acquired/Issued pursuant to retention plan	Disposed	Balance 30/06/2019

Dato’ Nathan Mahalingam7	5,612,956	-	-	5,612,956
Guy Burnett8	5,112,001	-	-	5,112,001
James Garton9	5,112,051	-	-	5,112,051
Total	15,837,008	-	-	15,837,008

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

Voting and comments made at the company’s 2018 Annual General Meeting

Mission NewEnergy Ltd received more than 97% of “yes” votes on its remuneration report for the 2018 financial year. The Company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

7 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.
8 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.
9 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.

6.
Principal Activities

The principal activities of the Group during the financial year were:

●
100% share in M2 Capital Sdn Bhd (A Malaysian registered company) with a 20 % share of Felda Green Energy Sdn Bhd (FGVGE) (a Malaysian private company) that owns a 250,000 tpa Biodiesel Plant in Malaysia, with a carrying value of NIL. The asset is mothballed. At 30 June 2019 FGVGE had been notified of a default in loan. Please refer to the Biodiesel feedstock segment report below for more details;
●
Intention to undertake a Reverse Take Over (RTO) as the Company believes that it is a good candidate to undertake a RTO with an entity that meets the ASX compliance rules and continues to work with potential entities to complete a RTO. At 30 June 2019 the Company has a signed agreement to undertake a RTO with Pilbara Metals Group Pty Ltd;
●
Other than the intention to undertake the Reverse Take Over, there were no other significant changes in the nature of the principal activities during the financial year.

7.
Operating and Financial Review

Other income for the Group amounted to $165,152 (2018: $1,524) of non-recurring earnings from parties engaged to undertake an RTO with the Company. Net cash used in operating activities before sundry receipts was $180,315 (2018: $189,859 used). The net profit of the Group amounted to $11,907 (2018: $202,114 loss).

8.
Review of Operations

Corporate

On 12 June 2019, the Company announced that it had entered into a Binding Agreement to acquire the business operations of Pilbara Metals Group Pty Ltd (PMG), a Western Australian business in the EV battery chemical market.

Highlights of the proposed RTO by PMG

●
Acquisition of 100% of PMG by issuance of 99.0m fully paid ordinary shares in Mission, giving shareholders of PMG circa 71% of the ownership of Mission, before issuance of options and performance rights. Please refer to the market announcement released on the ASX announcements platform on 12 July 2019 for further details of the proposed transaction;

●
PMG aims to be the first producer of high purity manganese sulphate (HP MnSO4) in Australia using a novel production process10;

●
HP MnSO4 has emerged as a critical EV battery material;

●
PMG has a novel, low cost production process utilising low to medium grade manganese ore that is readily available;

●
HP MnSO4 is driven by the need to reduce the $/kwh of a high performance EV battery;

●
Mission intends to raise up to $6 million through the issue of new shares, anticipated to be at $0.035c per share11 to complete its Front End Engineering Design (FEED) Study along with its Bankable Feasibility Study (BFS);
●
The transaction is subject to conditions precedent by both MBT and PMG; and
●
MBT’s Board and management shall materially change at the conclusion of the transaction.

About PMG

●
PMG is an innovative and exciting Perth based company that has, over the past 18 months, designed a metallurgical and engineering process to convert abundant sources of low cost, low-medium grade & uneconomical manganese ore to produce High Purity Manganese Sulphate for the ever growing Electric Vehicle (EV) Battery Supply Chain, as well as for agricultural purposes;
●
PMG is now seeking funds to complete the FEED and BFS;
●
Upon completion of Front End Engineering Design and Bankable Feasibility Study confirming the viability of the project, PMG plans to enter into a construction phase and build a Manganese Sulphate Processing Plant (Plant) on the Kwinana Industrial Strip, located approximately 45km south of Perth, subject to confirmation of the feasibility of the Plant following FEED and a BFS;
●
Further funding will be required for the construction phase and at this stage is anticipated to be debt based funding, but may require the Company to raise further equity funding via capital markets;
●
PMG aims to have a production capacity of at least 40,000 tonnes per annum of high purity manganese sulphate (HP MnSO4) for the lithium-ion battery industry12;
●
Successfully completed initial test-work carried out by CSIRO to produce HP MnSO4;
●
NPV enhanced by significant by-product credits;
●
PMG will utilise low to medium grade feedstock, abundant in Western Australia;
●
HP MnSO4 is required if Western Australia is to become a producer of precursors or cathode material.

Biodiesel feedstock Segment

MBT owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGVGE, which owns a mothballed biodiesel refinery situated in east Malaysia. MBT has carried the value of the investment in M2 Capital Sdn Bhd and FGVGE at NIL since June 2017.

FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan and have during the financial year fully impaired the carrying value of the asset. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default.

MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

Capital Markets and Funding

There have been no Capital Market matters undertaken during the current financial year.

9.
Financial Position

The Group realised a profit for the year ended 30 June 2019 of $11,907 (2018: $202,114 loss), with cash used in operating activities before non-recurring RTO fee of $180,315 (2018: $189,859 used). At reporting date, the current assets less current liability surplus was $6,930 (liability of 2018: $4,926) and a net asset surplus of $6,930 (2018: $4,926 net liabilities).

10.
Dividends Paid or Recommended

No dividends have been paid or declared for payment.

11.
Events Subsequent to Reporting Date

Other than the matters mentioned in Section 8 above, there have been no significant subsequent events up until the date of signing this Financial Report.

12.
Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

13.
Likely Development and expected results of operations

The Company is focused on maximising stakeholder value by working with Pilbara Metals group to complete the planned RTO. It is likely that the existing 20% share of the refinery joint venture will be divested on successful completion of a RTO.

14.
Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

15.
Non Audit Services

The Board of Directors, in accordance with advice from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

●
All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
●
The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 22 for details of amounts paid to the Group’s auditors during the year.

16.
Environmental Regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

17.
The Lead Auditor’s Independence Declaration

The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2019 has been received and can be found on page 15 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Dato’ Swaminathan Mahalingam

Executive Chairman and Group Chief Executive Officer

Date: 23 August 2019

10 Provisional Patent lodged

11 Subject to the Company obtaining the appropriate ASX Waiver

12 Minimum proposed plant capacity is based on market research surrounding the current market demand, as well as future market growth forecasts from both publicly available research, information provided by the International Manganese Institute (IMnI) and internal market research. This is subject to confirmation through the Feed Study & BFS.

AUDITORS INDEPENDENCE DECLARATION

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2019, I declare that, to thebest of my knowledge and belief, there have been:
1. No contraventions of the auditor independence requirements of the Corporations Act 2001 inrelation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Wayne Basford
Director
BDO Audit (WA) Pty Ltd
Perth, 23 August 2019

FINANCIAL STATEMENTS TABLE OF CONTENTS

FINANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS		12
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		14
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		15
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		16
CONSOLIDATED STATEMENT OF CASH FLOWS		17
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		18
HOW NUMBERS ARE CALCULATED		18
1	Nature of operations and general information	18
2	Basis of preparation	18
3	New, revised or amending Accounting Standards and Interpretations adopted	18
4	New Accounting Standards and Interpretations not yet mandatory or early adopted	18
5	Segment reporting	18
6	Other income	18
7	Expenses	18
8	Income Tax	19
9	Earnings per share	20
10	Cash and cash equivalents	20
11	Trade and Other Payables	21
12	Provisions	21
13	Issued Capital	21
14	Cash Flow Information	22
GROUP STRUCTURE		23
15	Investments in subsidiaries, unconsolidated entities and associates	23
RISK		24
16	Critical Accounting Estimates and Judgments	24
17	Financial Instruments and Financial Risk Management	25
18	Capital Management	25
UNRECOGNISED ITEMS		26
19	Capital and Leasing Commitments	26
20	Contingent Liabilities and Contingent Assets	26
21	Events occurring after the reporting period	26
OTHER INFORMATION		27
22	Remuneration of Auditors	27
23	Related Parties	27
24	Parent entity information	27
25	Company Details	28
26	Authorisation of financial statements	28
Directors declaration		29
Independent Audit Report tomembers of Mission NewEnergy Ltd		30

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	2019	2018
		$	$
Other income	6	165,152	1,524
Total revenue and other income		165,152	1,524
Director and Employee benefits expense	7a	-	-
Net foreign exchange (losses)/gains		(7,333)	(4,095)
Consultants’ expenses		(4,175)	(6,663)
Regulatory expenses		(54,741)	(56,029)
Travel expenses		-	(1,990)
Rental expenses		(9,756)	(9,288)
Other expenses	7b	(77,240)	(121,090)
Depreciation and amortisation expenses		-	(1,898)
Finance Costs		-	(2,450)
Profit/(Loss) before income tax		11,907	(201,979)
Income tax expense	8	-	(135)
Net Profit/(Loss) before associate accounted loss		11,907	(202,114)
Share of net profit/(loss) of associate accounted for using the equity method	15	-	-
Profit/(Loss) for the year after tax		11,907	(202,114)
Profit/(Loss) attributable to:
Owners of Mission NewEnergy Ltd		11,907	(202,114)
Non-controlling interests		-	-
		11,907	(202,114)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2019 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	0.0003	(0.005)
Diluted earnings/(loss) per share (dollars)	9	0.0003	(0.005)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	0.0003	(0.005)
Diluted earnings/(loss) per share (dollars)	9	0.0003	(0.005)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	2019$	2018$
Profit/(Loss) for the year	11,907	(202,114)
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	(51)	2,672
Other comprehensive (loss)/income for the period net of tax	(51)	2,672
Total comprehensive profit/(loss) for the year	11,856	(199,442)
Attributable to non-controlling equity interests	-	-
Attributable to owners of the parent	11,856	(199,442)
Comprehensive profit/(loss) from Continuing Operations	11,856	(199,442)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	Note	2019	2018
		$	$
Current Assets
Cash and cash equivalents	10	173,343	195,601
Other assets		6,757	4,078
Total current assets		180,100	199,679

Non-Current Assets
Total non-current assets		-	-
Total Assets		180,100	199,679
Current Liabilities
Trade and other payables	11	19,285	20,720
Short-term provisions	12	153,885	183,885
Total current liabilities		173,170	204,605
Net Assets/(Liabilities)		6,930	(4,926)

Equity
Issued capital	13	523,197	523,197
Reserves		1,037,274	1,187,325
Accumulated losses		(1,553,541)	(1,715,448)
Total Equity / (Deficit)		6,930	(4,926)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2019
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Loss after income tax expense for the year	-	(202,114)	-	-	(202,114)
Other Comprehensive profit for the period	-	-	-	2,672	2,672
Total Comprehensive Income/(Loss)	-	(202,114)	-	2,672	(199,442)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2018	523,197	(1,715,448)	150,000	1,037,325	(4,926)
Profit after income tax expense for the year	-	11,907	-	-	11,907
Other Comprehensive loss for the period	-	-	-	(51)	(51)
Total Comprehensive Income/(Loss)	-	11,907	-	(51)	11,856
Transactions with owners in their capacity as owners	-	150,000	(150,000)	-	-
Balance as at 30 June 2019	523,197	(1,553,541)	-	1,037,274	6,930

‘The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	2019 $	2018 $
Cash Flows From Operating Activities
Payments to suppliers and employees		(180,432)	(191,255)
Interest received	6	152	1,524
Income tax paid		(35)	(128)
Net cash (used in) operating activities before non-recurring RTO Fee		(180,315)	(189,859)
RTO exclusivity fees	6	165,000	-
Net cash (used in) operating activities	14	(15,315)	(189,859)

Cash Flows From Investing Activities
Net cash provided from investing activities		-	-

Cash Flows From Financing Activities
Net cash (used) by financing activities		-	-
Net (Decrease) In Cash And Cash Equivalents		(15,315)	(189,859)
Cash and cash equivalents at beginning of the financial year		195,601	387,840
Effects of exchange rate fluctuations of cash held in foreign currencies		(6,943)	(2,380)
Cash And Cash Equivalents At End Of Financial Year	10	173,343	195,601

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

HOW NUMBERS ARE CALCULATED

This section provides additional information about those individual line items in the financial statements that the Directors consider most relevant in the context of the operations of the entity, including:

(a) information and accounting policies that are relevant for an understanding of the items recognised in the financial statements. Accounting policies specific to an item of disclosure are included with that disclosure in these Financial Statements,

(b) analysis and sub-totals, including segment information,

(c) information about estimates and judgements made in relation to particular items.

1.
Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

●
Has no operations, no assets other than cash;
●
listed on the ASX (MBT). Currently the shares on the ASX are in voluntary suspension;
●
continues to work with Pilbara Metals Group to complete the RTO;
●
that has a 20% interest in an Associate, Felda Green Energy Ventures Sdn Bhd (FGVGE) owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. The 20% interest investment is carried at NIL value as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts. FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable.

2.
Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern

The Group incurred a net operating profit for the year ended 30 June 2019 of $11,907 (2018: $202,114 loss) and incurred cash outflows from operating activities before non-recurring RTO fee of $180,315 (2018: $189,859 used). At 30 June 2019 the Group had net a working capital surplus of $6,930 (2018 : $4,926 deficit). At 22 July 2019 the Group had a cash balance of $128,821 and payable liabilities of around $1,206 (excluding leave liability of $153,885, which the employees have agreed not to pay down unless the Group has sufficient cash resources to pay). The Group currently has no source of income and the cash balance is expected to be exhausted within 12 months based on the 2019/20 forecast profile prepared by management, unless the Group is able to secure a further source of funding. The Company has been in trading suspension since 25 November 2016 and faces the risk of being removed from the official ASX list on 25 November 2019 if the Company has not completed, or is not in the final stages of implementing the planned RTO transaction.

The ability of the Group to continue as a going concern is dependent in the short term on completion of the planned RTO, securing an advance of funds from a potential RTO candidate or generation of cash from an equity placement.

These conditions indicate a material uncertainty that cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay; and

●
management expects the Group will be able to secure funding from completion of the planned RTO with Pilbara Metals Group.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

Carrying value of investment in associate

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15). This project has stalled and the asset is mothballed. FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan and FGVGE has impaired the carrying value of the asset during the financial year. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default.

MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

Please refer to note 15 and 16 for further information.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Malaysian subsidiary - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 23 August 2019.

3.
New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.

The changes in Accounting policies and impact on the financial statements were:

●
AASB 9 was adopted without restating comparative. Adoption had no impact on the Groups financial statements.
●
AASB 15 had no impact because the Group had no revenue.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2019. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 16 Leases

AASB 16 eliminates the operating and finance lease classifications for lessees currently accounted for under AASB 117 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under AASB 117. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.

There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The adoption of AASB 16 will not have material impact because the group has no operating lease agreement in place.

5.
Segment reporting

Segment Report – 2019	Malaysia	Australia	Total
	2019 $	2019 $	2019 $
Revenue
Other income	-	165,152	165,152
Total segment revenue	-	-	-
Depreciation and amortisation	-	-	-
Finance costs	-	-	-
Impairment of investment in associate	-	-	-
Other expenses	(9,890)	(143,355)	(153,245)
Segment result before tax	(9,890)	21,797	11,907
Income tax expense			-
Net profit for the year			11,907

Non-current Segment assets	-	-	-
Total Segment assets	10,899	169,201	180,100
Segment liabilities	(11,335)	(161,835)	(173,170)

Segment Report – 2018	Malaysia	Australia	Total
	2018 $	2018 $	2018 $
Revenue
Interest received	-	1,524	1,524
Total segment revenue	-	1,524	1,524
Depreciation and amortisation	(1,898)	-	(1,898)
Finance costs	-	(2,450)	(2,450)
Impairment of investment in associate	-	-	-
Other expenses	(31,490)	(167,665)	(199,155)
Segment result before tax	(33,388)	(168,591)	(201,979)
Income tax expense	(135)	-	(135)
Net (loss) for the year			(202,114)

Non-current Segment assets	-	-	-
Total Segment assets	9,844	189,835	199,679
Segment liabilities	(340)	(204,265)	(204,605)

Accounting Policies: Segment reporting
The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer. Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.
Intersegment Transfers: There are no intersegment transfers.
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
Other income
	2019 $	2018 $

Non-recurring RTO exclusivity fee	165,000	-
Interest income	152	1,524
	165,152	1,524

7.
Expenses
	2019 $	2018 $
7a) Director and Employee benefits expense
Wages and Salaries	-	-
Contribution to defined contribution plans	-	-
	-	-
7b) Other expenses:		-
Audit fees	27,359	26,816
Computer maintenance & consumables	362	-
Communication expenses	5,984	7,976
Insurance costs	25,732	58,192
Legal fees	4,083	14,787
Other administrative costs	13,720	13,319
Total	77,240	121,090

8.
Income Tax

	2019 $	2018 $
a. The components of tax expense comprise
Current tax	-	(135)
Deferred tax	-	-
	-	(135)
b. The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	11,907	(201,979)
Prima facie tax (benefit on profit/(loss) from ordinary activities before income tax at 27.5%	3,275	(55,544)
Adjusted for:
Tax effect of:
● losses not brought to account	-	55,409
● utilisation of available tax losses	(3,275)	-
	-	(135)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	-	(135)

The applicable weighted average effective current tax rate is as follows:	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.

Deferred tax assets on losses to a value of $2.9 million (2018: $2.9 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$2.9 million (2018: A$3.1 million).

Accounting Policy: Income Tax
The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.
Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.
Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.
Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.
The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

9.
Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	11,907	(202,114)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	11,907	(202,114)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275

Accounting policy: Earnings per share
Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

10.
Cash and cash equivalents

	2019 $	2018 $
Cash at bank and in hand	169,795	102,705
Short-term bank deposits	3,548	92,896
	173,343	195,601

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.
Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

11.
Trade and Other Payables

CURRENT	2019 $	2018 $
Unsecured liabilities:
Trade payables	4,732	9,730
Sundry payables and accrued expenses	14,553	10,990
	19,285	20,720

12.
Provisions

CURRENT
Provision for leave	153,885	183,885
	153,885	183,885

The group has received confirmation from its employees and Directors that they will not call on their annual leave entitlements until the group has a clear ability to pay. During the year the company settled $30,000 of accrued leave liabilities.

13.
Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2019 Number	2019 $	2018 Number	2018 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands. There were no warrants, performance rights or options in existence at reporting date.

Accounting policy: Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

14.
Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit/(Loss) after Income Tax	2019 $	2018 $
Profit/(Loss) after income tax	11,907	(202,114)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	-	1,898
Share of net loss/(profit) of associate	-	-
Other non cash adjustments	-	-
Current tax liabilities	(35)	-
Impairment of associate	(318)	-
Net cash (used in) operating activities before change in assets and liabilities	11,554	(200,216)

Change in assets and liabilities
Decrease in receivables	-	-
(Increase) / decrease in other assets	(2,557)	6,471
(Increase) in creditors and accruals	(1,427)	(377)
decrease in provisions	(30,000)	-
Foreign Currency Adjustments	7,115	4,263
	(26,869)	10,357

Cash (used in) operations	(15,315)	(189,859)

There were no non-cash investing activities during the reported periods.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

GROUP STRUCTURE

This section provides information which will help users understand how the group structure affects the financial position and performance of the group as a whole. In particular, there is information about:
● changes to the structure that occurred during the year as a result of business combinations and the disposal of a discontinued operation
● transactions with non-controlling interests and interests in joint ventures.
A list of subsidiaries is provided in note 15. This note also discloses details about the group’s equity accounted investments.

15.
Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2019	2018	2019	2018	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2019. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2019	2018			2019	2018
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	-

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2019	2018
(Loss) from operations	(35,914,990)	(194,886)
The Groups share of (Loss)/profit from operations	-	-

Summarised statement of financial position	FGV Green Energy Sdn Bhd
	2019	2018
Cash and cash equivalents	11,374	16,496
Other current assets	52,490	85,209
Non-current assets – written to NIL during the financial year	-	37,852,240
Current liabilities	(24,340,686)	(21,967,251)
Non-current financial liabilities	-	-
Net (Liabilities)/Assets	(24,276,822)	15,986,694

Accounting policy: Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.
All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.
Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.
Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.
Foreign Currency Transactions and Balances
Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.
Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.
Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.
Group companies
The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:
● assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
● income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
● retained earnings are translated at the exchange rates prevailing at the date of the transaction.
Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

RISK

This section of the notes discusses the groups exposure to various risks and shows how these could affect the Groups financial position and performance.

16.
Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2019. During the twelve months ended 30 June 2019 management reviewed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 24: Parent Information for further details.

Investments in associates/Non-Current Assets held for sale

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, have been impaired and are reviewed for impairment reversal if there is any indication that the carrying amount may be recoverable.

During the financial year the Group announced an intention to undertake a Reverse Take Over with Pilbara Metals Group (refer to the Director’ Report for further details). Under the RTO arrangement the Group is required to dispose of the shares held in the Associate Joint Venture Company.

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publicly traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted,
o
FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default. MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

Under the terms of the planned RTO, the Group is required to dispose of the investment in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to seek buyers. Accordingly the Directors deemed it prudent to impair the carrying value of the investment to NIL in a prior financial year. As the project remains stalled and mothballed at 30 June 2019, the carrying value is retained at NIL.

	2019	2018
	$	$
Impairment of investment in associate	-	-
	-	-

17.
Financial Instruments and Financial Risk Management

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets and accounts payable.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

As at 30 June 2019 and 30 June 2018 the group held the following financial instruments:

	2019 $	2018 $
Financial assets
Cash and cash equivalents	173,343	195,601
Financial liabilities
Trade and other payables	19,285	20,720

The fair value of cash and cash equivalents, trade and other payables are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

There is no interest rate risk given there are no material deposits held at a floating rate.

Foreign currency risk

The Group is exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, and the translation of results from the international subsidiaries. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2019, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$5,748 lower / A$7,026 higher (2018: A$11,238 lower / A$9,194 higher)

Profit or Loss would have been – A$5,748 lower / A$7,026 higher (2018: A$11,238 lower / A$9,194 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2019 $	2018 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	166,644	189,836
P-2 (Malaysia)	6,699	5,765
	173,343	195,601

Commodity Risk

As there was no inventory held as at 30 June 2019, the Group has no direct exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2019	2018	2019	2018
	$		$%	%
Financial Assets:
Cash and cash equivalents	173,343	195,601	1.26	1.02
	173,343	195,601
Financial Liabilities:
Current liabilities	173,170	204,605

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained to meet known liabilities. The Group has no current source of income and has negotiated with key management personnel to not take salaries or Directors fees.

Accounting policy: Financial Instruments
Recognition
Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

18.
Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations through a RTO and continue as a going concern. Due to the stage that the business is in, managements approach would be to fund the business with equity where required. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group has no debt and capital includes ordinary share capital, supported by financial assets.

UNRECOGNISED ITEMS

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

19.
Capital and Leasing Commitments

The group has no operating lease or capital expenditure commitments.

20.
Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2019.

21.
Events occurring after the reporting period

There have been no significant subsequent events up until the date of signing this Financial Report.

OTHER INFORMATION

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

22.
Remuneration of Auditors

	2019 $	2018 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	27,359	26,816

23.
Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

Key management personnel compensation

	2019 $	2018 $
Short-term employee benefits	-	-
Post-employment benefits	-	-
	-	-

Detailed remuneration disclosures are provided in the remuneration report on pages 5 to 11. During the financial year, the Company settled $30,000 of accrued leave liabilities owing to the three Directors.

24.
Parent entity information

	2019	2018
Information relating to Mission NewEnergy Limited:	$	$
Current assets	169,201	189,835
Non-current assets	-	-
Total assets	169,201	189,835
Current liabilities	(161,835)	(204,265)
Total liabilities	(161,835)	(204,265)
Net asset surplus / (deficit)	7,366	(14,430)
Issued capital	418,635	418,635
Opening Retained (Loss)	(433,065)	(410,755)
Share based payments reserve	-	150,000
Total shareholders’ equity (surplus)/deficit	(14,430)	157,880
Profit/(Loss) of the parent entity during the year	21,796	(172,310)
Total shareholders’ equity deficit/(surplus)	7,366	(14,430)

	2019 $	2018 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2019.

25.
Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy LimitedHead Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.
Malaysia	Mission Biofuels Sdn Bhd M2 Capital Sdn Bhd No 5E Nadayu 28 Dagang Jalan PJS 11/7 Bandar Sunway 47500 Subang Jaya Selangor, Malaysia

26.
Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2019 (including comparatives) were approved by the Board of Directors on 23 August 2019.

Dato’ Nathan Mahalingam
Director

Directors’ Declaration

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1.
In the opinion of the Directors of Mission NewEnergy Limited (the company):

a.
The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:
I.
giving a true and fair view of the financial position of the Group as at 30 June 2019;
II.
and of it’s performance, for the financial year ended on that date, and
III.
complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and
IV.
The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.
b.
there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable
2.
The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2019.

This declaration is made in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Executive Chairman and Group Chief Executive Officer

Dated: 23 August 2019

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR'S REPORT
To the members of Mission NewEnergy Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Mission NewEnergy Limited (the Company) and its subsidiaries(the Group), which comprises the consolidated statement of financial position as at 30 June 2019, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policiesand the directors’ declaration.

In our opinion the accompanying financial report of the Group, is in accordance with the CorporationsAct 2001, including:
(i) Giving a true and fair view of the Group’s financial position as at 30 June 2019 and of itsfinancial performance for the year ended on that date; and
(ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion
We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s
APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern
We draw attention to Note 2 in the financial report which describes the events and/or conditions whichgive rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275,an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and
BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Except for the matter described in the Material uncertainty related to going concern section, we have determined there are no key audit matters to be communicated in our report.

Other information
The directors are responsible for the other information. The other information comprises the information contained in directors’ report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon, which we obtained prior to the date of this auditor’s report, and the annual report, which is expected to be made available to us after that date.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and will request that it is corrected. If it is not corrected, we will seek to have the matter appropriately brought to the attention of users for whomour report is prepared.

Responsibilities of the directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.
In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at:
http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf

This description forms part of our auditor’s report.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 5 to 10 of the directors’ report for the year ended 30 June 2019.

In our opinion, the Remuneration Report of Mission NewEnergy Limited, for the year ended 30 June 2019, complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director
Perth, 23 August 2019